

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 11, 2023

Lin Li
Chief Executive Officer
Northann Corp.
9820 Dino Drive, Suite 110
Elk Grove, CA 95624

>   **Re: Northann Corp.**
>   **Amendment No. 3 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 27, 2022**
>   **CIK No. 0001923780**

Dear Lin Li:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Risks Related to Our Business and Industry
Our financial statements contain an explanatory paragraph regarding uncertainty as our ability to raise capital and...as a going concern., page 28

1.   Refer to your disclosure of the amounts for working capital deficit and accumulated deficit as of September 30, 2022 and December 31, 2021. Please reconcile with the respective amounts disclosed in the financial statements. For example, we note your working capital deficit was $4,131,950 and $6,905,031 at September 30, 2022 and December 31, 2021, respectively, and that you have retained earnings rather than an accumulated deficit at each balance sheet date. To the extent your reference to

accumulated deficit should instead mean stockholders' deficit, we note you had stockholders' equity at September 30, 2022 and a deficit at December 31, 2021. Please revise or advise accordingly.

Capitalization, page 37

2.   We note several inconsistencies between the amounts presented in the capitalization table and the amounts shown on your September 30, 2022 balance sheet on page F-23, including the amounts presented for total bank borrowings, accumulated paid-in capital, retained earnings and total stockholders' equity. Please revise to resolve the inconsistencies, or advise us. In addition, revise the table to include your Convertible Notes as part of your capitalization.

Dilution, page 38

3.   Refer to the dilution table on page 38. Given that you have stockholders' equity as of September 30, 2022, please provide us with your computation of the line item net tangible book value per share as of September 30, 2022 of $(1.25). Your response should include detailed amounts obtained from the September 30, 2022 balance sheet at page F-23 along with the number of common shares used in the computation.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations: Comparison for the Nine Months Ended September 30, 2022 and 2021, page 44

4.   Refer to your discussion of revenues on page 44. Please expand to discuss the reasons for the lower turnover of inventory which caused a decrease in sales volume. Explain why your sales of products decreased in both terms of dollars and volume.

5.   Refer to your discussion of selling expenses on page 45, where you indicate that salaries and social insurance decreased in the nine months ended September 30, 2022, but in the next sentence you refer to an increase in that line item during the same period. Please revise to eliminate this inconsistency. In addition, revise to clarify whether tariffs paid are part of your selling expenses and if so, where they are presented on the table on page 45. Otherwise, please move the disclosure to the appropriate section of the Results of Operations discussion.

6.   Refer to your discussion of general and administrative expenses on page 45. Please revise the second sentence to clarify that these expenses increased by $1,286,137 to $2,061,898 for the nine months ended September 30, 2022. In addition, given the material increase in bad debt expense during the period, expand your discussion to clearly describe the circumstances that resulted in that increase. For example, consider including here and expanding upon the disclosures included on page F-33. Also, discuss whether the increase in the allowance for doubtful accounts during the period related to one or more customer accounts and disclose the circumstances that led to management's determination that an allowance relating to these past due accounts was required. Tell us whether the impacted

customers were part of the five customers that accounted for 91% of your accounts receivable at December 31, 2021, and update your concentration of credit risk disclosures in your financial statements, as appropriate.

7. Refer to your discussion of net income on page 46, and please revise the second sentence to clarify that your net income decreased, rather than increased, for the nine months ended September 30, 2022.

Liquidity and Capital Resources, page 48

8. We note instances of inconsistent and confusing disclosure in your discussion of your Liquidity and Capital Resources. Please revise to address the following:

- In the first sentence of the second paragraph of your discussion of operating activities, clarify that net cash was used in operating activities for the nine months ended September 30, 2022, and reconcile the amounts disclosed for changes in accounts receivable for both 2022 and 2021 with the amounts in the statements of cash flows on page F-26.

- Refer to the discussion of investing activities and clarify in the first sentence of the first paragraph that net cash was provided by investing activities during the nine months ended September 30, 2022.

- Refer to the discussion of financing activities for the nine months ended September 30, 2022 and reconcile the short-term loan borrowings obtained of $831,500 with the proceeds from bank borrowings of $713,816 shown on page F-26.

Executive Compensation, page 81

9. Please update your disclosure to be as of your most recently completed fiscal year.

Expert, page 102

10. Please revise to also reference the review report issued by WWC, P.C. on your unaudited interim financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021. Also, file as Exhibit 15.1 a letter from WWC, P.C. acknowledging awareness of the inclusion and use of their review report in this registration statement. Refer to Item 601(b)(15) of Regulation S-K.

Consolidated Statements of Stockholders' Deficit, page F-25

11. Please revise to also include a statement of stockholders' deficit or equity for the comparative nine months ended September 30, 2021, as indicated in the Index to the financial statements on page F-1. Refer to Rule 8-03(a)(5) and Rule 3-04 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-26

12. Please describe to us the transactions that resulted in the $925,000 capital contribution from shareholders during the nine months ended September 30, 2022. Revise to include appropriate disclosure in a note to the financial statements.

Note 1. Organization and Business
Going Concern, page F-27

13. Please revise the second sentence to correctly indicate that as of September 30, 2022, you reported total stockholders' equity of $2,217,912, and not a stockholders' deficit as currently disclosed.

Note 2. Summary of Significant Accounting Policies
Net earnings per share of common stock, page F-31

14. Please expand the table to include comparative data for the nine months ended September 30, 2021. Further, disclose in the last paragraph whether or not there is a dilutive effect to earnings per share for the nine months ended September 30, 2022 for the contingently issuable shares from the Convertible Debentures issued in May 2022.

Note 11. Convertible Notes, page F-37

15. Please expand to clearly disclose the total gross and net proceeds received from issuance of the Convertible Notes in May 2022 and tell us where the proceeds have been reflected in the Statements of Cash Flows on page F-26. We note disclosure on page 86 and in Item 15 on page II-2 that you received gross proceeds of $1,000,000 before deducting placement agent fees and expenses. Also, include a table to disclose the components of the Convertible Notes, net amount presented on your September 30, 2022 balance sheet.

16. In addition, revise the Recent Accounting Pronouncements section of Note 2 on page F-32 to include the disclosures required by SAB Topic 11M (SAB 74) concerning the potential effects of your adoption of ASU 2020-06 - 'Debt -- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -- Contracts in Entity's Own Equity (Subtopic 815-40)'. Please include disclosure of when you will adopt the update and how you intend to apply the guidance in ASU 2020-06 to your Convertible Notes.

Note 18 - Unrestricted Net Assets, page F-42

17. Please revise the Condensed Financial Information on Cash Flows presented on page F-43 to only include cash flows relating to the activities of the parent company. We note from page F-42 that you reported parent company cash of $218 at September 30, 2022, while the cash flow activities reported here resulted in an ending cash balance of $35,722 at the same date. Please refer to the guidance in Rule 12-04 of Regulation S-X and revise accordingly, or advise us.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye